Form C

Cover Page

Name of issuer:

StaySafe Building Technology, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/5/2021

Physical address of issuer:

634 Flamingo Drive
Fort Lauderdale FL 33301

Website of issuer:

http://www.staysafeconcrete.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

55,556

Price:

$1.00000

Method for determining price:

Target offering amount:

$50,000.40

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,999.40

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Cover Page

Name of issuer:

StaySafe Building Technology, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 2/5/2021

Physical address of issuer:

634 Flamingo Drive
Fort Lauderdale FL 33301

Website of issuer:

http://www.staysafeconcrete.com

Name of intermediary through which the offering will be conducted:

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

StaySafe Building Technology, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation

as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Roger Heymann	CFO	StaySafe Concrete Products Inc.	2021
Kyle Meyer	CEO	StaySafe Concrete Products Inc.	2021
Brett Meisenheimer	VP	StaySafe Concrete Products Inc.	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kyle Meyer	President	2021
Kyle Meyer	CEO	2021
Brett Meisenheimer	Vice President	2021
Brett Meisenheimer	Secretary	2021
Darron Philips	Ballistic Products Team Member	2021
Roger heymann	CFO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brett Meisenheimer	5520000.0 common stock	50.0
Kyle Meyer	5520000.0 common stock	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Any indemnification of our Managers or others by the Company will decrease the amount available for distribution to Shareholders. Pursuant to the Company Shareholder Agreement, we may be required to indemnify our Manager(s), or others from any action, claim or liability arising from any act or omission made in good faith and in performance of its duties under the Company Shareholders Agreement. Such indemnification may reduce the amount of funds the Company may have available to distribute to shareholders.

The Company can only "monitor" the operation of its alliance partners and has no ability to intercede in the management and operation of any alliance partner or any other supplier, or vendor, that is not successful in meeting its business objectives, which may result in your investment not being profitable and your investment may be completely lost.

The Shareholders have no rights to affect or control the expenses of the Company. The costs of operations of the Company, including labor, rent, insurance, travel and compensation to the Managers are all controlled solely by the Managers. There can be no assurance that the Managers will be able, or willing to control costs, or operate in a manner that will create a profit.

Our Managers will set their own compensation and the compensation of our employees based on their determination of performance and certain other factors. The amount of base salary, commissions, bonus and other compensation and benefits to our Managers and employees is not necessarily fixed, but may be determined by our Managers, taking into account the performance of the Company, the performance of such persons, and compensation of similarly situated managers, executives and employees. There can be no assurance that our Managers will set its own compensation in a reasonable manner, or in a manner acceptable to all Investors.

It is difficult to assess the likelihood of success for an early-stage company, without a long operating history. We were only recently formed, for the sole purpose of selling construction materials and related services. Since our organization we have been soliciting the endorsements of engineers and consultants to recommend, or spec, High Performing Concrete in infrastructure projects requiring high strength concrete. As such, there is no operating history upon which Investors may base an evaluation of the likely future performance of the Company.

Financial recession could have an adverse impact on the Company. Demand for construction materials may be greatly impacted by recession, or other economic difficulties. Because the Company operates in the construction and infrastructure business, the operations of, and the results to, the Company may be negatively impacted by recession, or other, economic difficulties. The Company may have fewer customers than anticipated due to general economic downturns out of their control. This could adversely impact the Company.

There has been no independent "Due Diligence" review of our assessment of the Company or business plan. The statements contained in this document, or incorporated by reference, are solely those of the Management. There has been no independent due diligence review of our business plan, or potential results, nor has any independent party verified the statements contained in this Offering regarding the StaySafe products. We have relied solely on information provided by our engineers and their independent testing labs. There has been no

independent due diligence review of our assessment of the products that we intend to sell, nor has any independent party verified the statements contained in this Offering memorandum. Prospective subscribers are urged to contact us directly for additional information about our operations.

We are dependent upon our Managers, and if our Managers are not successful in meeting our business objectives or otherwise resigns, then your investment will not be profitable and may be completely lost. The ability of our Manager to successfully manage the Company's affairs currently depends on the efforts of the Company, and the Managers. In addition, the Company will be relying extensively on the experience, relationships and expertise of our Managers, vendors, and other key personnel. If our Managers should cease to operate or otherwise cease to participate in the business, then the Company's ability to complete our projects and operate could be severely impaired. Although the Managers will devote such portion of its time and attention as they believe is necessary to conduct the business and affairs of the Company, they are also involved in other business and investment activities. There can be no assurance that the Managers will remain in the employ of the Company, or otherwise continue to be able to carry on its current duties throughout the term of the Company.

General Sales Industry Considerations. Investments in the construction sales and services industry are subject to varying degrees of risk. These risks include changes in general or local economic conditions, market activity, taxes and other operating expenses, environmental changes, acts of God (which may result in uninsured losses), local employment conditions, competition, and other factors, which are beyond the control of the Company and its Manager.

International Sales Considerations. Investments in the international sales and services industry are subject to additional risks. These risks include, but are not limited to, product qualification certification, product disqualification, tariffs, duties, embargoes, imposed international sanctions, payment inconvertibility and assurance of foreign sales representatives' compliance with the U.S. Foreign Corrupt Practices Act.

The Company may be subject to various regulatory matters and failure to comply with such regulations could have a material adverse effect on its operations. The operation of the Company may be subject to numerous international, federal, state and local laws and regulations concerning products used in the construction industry. Although Company does not anticipate incurring any material costs in compliance with such laws and regulations beyond those regularly incurred, there can be no assurance that future changes in such laws and regulations will not have a material adverse effect on Company operations.

The Company's Customers may be impacted by energy and water shortages and allocations. There may be shortages or increased costs of fuel, natural gas, electric power, or water or allocations by suppliers or governmental regulatory bodies in the area where the Company's customers are located. In the event of such shortages, price increases or reduced allocations, may adversely affect the Company. The Company is unable to predict the extent, if any, to which such shortages, increased prices or reduced allocations will occur and the degree to which such events may influence the Company's operations.

We intend to carry insurance on any Company's physical assets and sales inventory, however there is no assurance that such insurance will be available or sufficient to cover all losses. The Company intends to maintain insurance coverage for its property against liability to third parties and property damage as is customary for similar businesses. However, there can be no assurance that insurance will be available or sufficient to cover any such risks. Insurance against certain risks, such as earthquakes, floods, or terrorism may be unavailable, unavailable at a reasonable cost, available in amounts that are less than the full market value or replacement cost of investments or subject to a large deductible. In addition, there can be no assurance that the particular risks which are currently insurable will continue to be insurable at a reasonable cost. If the Company suffers an uninsured loss with respect to the Property, all or a substantial portion of its investment in such property may be lost. In addition, all of the assets of the Company may be at risk in the event of an uninsured liability to third parties.

Risks Related to Full Subscription and Additional Financing.

There can be no assurance that the Company's Offering will be fully subscribed. The proceeds of the Offering, as defined herein, are anticipated to be enough to provide the funds necessary for the Company to acquire a large customer base. However, there is no assurance that we will be able to raise the amount needed to obtain profitability.

Risk Related to the Preferred Shares

Preferred Shares are not guaranteed or secured and could become worthless. The Preferred Shares are not guaranteed, secured, or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in Shares is not guaranteed, and the Shares could become worthless.

We are not required to sell any portion of our assets to fund a withdrawal. As a result of these and other factors, Holders of our Preferred Shares may not be able to have their capital contributions returned, in whole or in part, or in a timely manner.

The Preferred Shares lack liquidity and there are restrictions on transfer. The

The Preferred Shares lack liquidity and there are restrictions on transfer. The Shares have not been registered or qualified under the Securities Act or the securities laws of any other jurisdiction, and the Company neither will be obligated to so register, nor qualify any of the Shares to permit the transfer of any Shares without such registration or qualification. Consequently, the Sharers will not be transferable other than in a transaction that is exempt or otherwise does not require registration under the Securities Act, as amended.

No market for the Shares. There will be no market for the Shares prior to the issuance thereof, and it is not expected that a secondary market will develop or, if it does develop, that it will provide the Shares with liquidity of investment or will continue for the life of the Shares. The Shares will not be listed on any securities exchange. As a result, Investors must be prepared to bear the risk of holding the Shares for an indefinite period.

The purchase price of our Preferred Shares has been established arbitrarily and may not reflect the current fair market value thereof. The price of our Preferred Shares has been established arbitrarily. The price of our Shares are not based on net worth, earnings or other traditional criteria of value. No effort has been made to obtain independent advice regarding the valuation of our Company or any potential products to be developed by our Company, implied by the price of our Shares. No inference or increase in value should be deemed to have occurred since the time our shares were issued to our founders. Each prospective purchaser is urged to make an independent evaluation of the fairness of the offering price. No assurance is or can be given that our Shares can be sold for the purchase price or for any amount.

There are federal income tax consequences to an investment in our Company. We intend to be classified as a c corporation for federal income tax purposes. Consequently, prospective purchasers should not expect any tax benefits from us but should base their decision to purchase Shares solely on the potential economic benefits of the investment. Because the tax aspects of an investment in us are unique to each prospective purchaser and can be complex, prospective purchasers are strongly advised to consult their own tax advisors with specific reference to an investment in us.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 20% marketing, 50% operating costs, 22.5% inventory, 7.5% Wefunder fees.

If we raise: **$4,999,999**

Use of Proceeds: 10% marketing, 35% operating cost, 47.5% inventory, precast forms & machinery, 7.5% Wefunder fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is

not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The Company is offering to both accredited and non-accredited investors up to 5,055,555 shares of its Series Seed Preferred Stock, $0.0001 (each a "Share" and, collectively, the "Shares") at a purchase price of $1.00 per Share;

Provided, however, that if the undersigned subscribes on or before the date on which the Company raises $500,000.40 in the Offering, then the undersigned will

receive an "early bird" price of $.90 (such purchase price whether with or without the "early bird" discount, the "Purchase Price").

The minimum amount or target amount to be raised in the Offering $50,000.40 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $4,999,999.40 (the "Maximum Offering Amount").

The "Normal Bird" pre-money valuation is $11,040,000. The "Early Bird" pre-money valuation is $9,936,000.

The If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

As determined by the issuer.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	50,000,000	0	Yes ∨
Series Seed Preferred Stock	5,000,000	0	Yes ∨
Common Stock	200,000,000	11,040,000	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Holders of Series Seed Preferred Stock shall be entitled to the greater of (a) the Original Issue Price for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (as defined in the Certificate of Designation of the Series Seed Preferred Stock). The balance of proceeds will be paid to holders of common stock of the Company ("Common Stock"). A merger, reorganization or similar transaction will be treated as a liquidation. For the avoidance of doubt, the Original Issue Price shall be $1.00 regardless of whether the Purchasers received the Early Bird Discount or not.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

In the event that the Company issues securities in its next equity financing after the date hereof (the "Next Financing") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "Next Financing Documents"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

These are examples and would need to be tailored to the particular instrument offered. This should be used as a guide only. It is important that you accurately describe your current and planned valuation methods and include all information that would be material to investors with respect to their decision to invest in the

**securities you are offering, and that you do not omit any information that would
cause the included information to be false or misleading.**

In the future, we will perform valuations of our common stock that take into
account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred
  stock, in light of the rights, preferences and privileges of our those securities
  relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a
  sale of our company given the prevailing market conditions and the nature and
  history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment,
  inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of
financial and market-based methodologies to determine our business enterprise
value. For example, we may use methodologies that assume that businesses
operating in the same industry will share similar characteristics and that the
Company's value will correlate to those characteristics, and/or methodologies
that compare transactions in similar securities issued by us that were conducted
in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the
issuer?

An Investor in the Company will likely hold a minority position in the Company,
and thus be limited as to its ability to control or influence the governance and
operations of the Company.

The marketability and value of the Investor's interest in the Company will depend
upon many factors outside the control of the Investor. The Company will be
managed by its officers and be governed in accordance with the strategic
direction and decision-making of its Board Of Directors, and the Investor will have
no independent right to name or remove an officer or member of the Board Of
Directors of the Company.

Following the Investor's investment in the Company, the Company may sell
interests to additional investors, which will dilute the percentage interest of the
Investor in the Company. The Investor may have the opportunity to increase its
investment in the Company in such a transaction, but such opportunity cannot be
assured.

The amount of additional financing needed by the Company, if any, will depend
upon the maturity and objectives of the Company. The declining of an opportunity
or the inability of the Investor to make a follow-on investment, or the lack of an
opportunity to make such a follow-on investment, may result in substantial
dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional
issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the
issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the
Company, the Company may sell interests to additional investors, which will dilute
the percentage interest of the Investor in the Company. The Investor may have the
opportunity to increase its investment in the Company in such a transaction, but
such opportunity cannot be assured. The amount of additional financing needed
by the Company, if any, will depend upon the maturity and objectives of the
Company. The declining of an opportunity or the inability of the Investor to make
a follow-on investment, or the lack of an opportunity to make such a follow-on
investment, may result in substantial dilution of the Investor's interest in the
Company.

Issuer repurchases of securities. The Company may have authority to repurchase
its securities from shareholders, which may serve to decrease any liquidity in the
market for such securities, decrease the percentage interests held by other
similarly situated investors to the Investor, and create pressure on the Investor to
sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2021	Other	Common stock	$208,238	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Brett Meisenheimer
Amount Invested	$208,238.00
Transaction type	Priced round
Issue date	03/19/21
Relationship	EVP

Amount Invested	$10,000.00
Transaction type	Loan
Issue date	06/30/21
Outstanding principal plus interest	$10,000.00 as of 08/31/21
Interest rate	0.0% per annum
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation

described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

StaySafe and its Teaming Partners are building relationships with municipalities and private sector developers to offer state-of-the art products and a wide range of applications that can be used in support of building and repairing seaports, highways, dams, tunnels, airports, commercial and residential buildings, using innovative low impact, 3d concrete printers and sustainable and protective materials.

We also partner with resort developers to sell our proprietary Villas.

Operating worldwide with Teaming Partners
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

StaySafe Concrete Products Inc. was incorporated in the State of Delaware in February 2021.

Since then, we have:

- Hurricane Ida reminds us that its time to build to a higher standard
- Strong revenues predicted from transportation projects, due to the FHWA's requirement for greater usage of UHPC
- We have a primary focus on flood control along the eastern seaboard and gulf states
- Our super strong raised and floating foundations embrace off-the-grid & remote work opportunities
- Our composite based concrete reinforcement is non-corrosive, lighter, stronger and longer lasting.
- We have the vision and skills to build a better LID infrastructure with seasoned Teaming Partners.
- We intend to use 3D concrete printer technology to lower the cost of production

Historical Results of Operations

Our company was organized in February 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended March 10, 2021, the Company had revenues of $0. Our gross margin was %.
- *Assets.* As of March 10, 2021, the Company had total assets of $211,101, including $1,768 in cash.
- *Net Income.* The Company has had net income of $0 for 2021.

- *Liabilities.* The Company's liabilties totaled $2,863 for 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $10,000 in debt and $208,238 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

StaySafe Concrete Products Inc. cash in hand is $10,000, as of September 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month.

The company has increased its debt from officers by $10,000 in order to begin work on a large resort project in Tennessee that will be separately financed through an SPV.

In the next 3-6 months, we anticipate, but can't guarantee, that our gross sales will be $350,790; cost of goods & services $263,090; net sales income $87,700; expenses $120,000; and net taxable income $32,300.

We believe we need to raise $250,000 in order to become profitable, and anticipate hitting this benchmark in 8 months. We believe we can accomplish this by continuing to scale our current operations manufacturing Villas and working with our current partnerships. This is a forward-looking projection and can't be guaranteed.

Our officers have agreed to fund the company with shareholder loans. We also will be getting sales deposits, advance purchase agreements and progress payments from villa sales.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kyle Meyer, certify that:

(1) the financial statements of StaySafe Building Technology, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of StaySafe Building Technology, Inc. included in this Form reflects accurately the information reported on the tax return for

StaySafe Building Technology, Inc. filed for the most recently completed fiscal year.


Kyle Meyer
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.staysafeconcrete.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird staysafe amended final
SPV Subscription Agreement
staysafe amended final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Brett Meisenheimer
Brett Meisenheimer
Darron Philips
Kyle Meyer
Kyle Meyer
Roger Heymann
Roger heymann

Appendix E: Supporting Documents

staysafe_sub_agreement_v2.pdf

Signatures



Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird staysafe amended final
- SPV Subscription Agreement
- staysafe amended final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brett Meisenheimer
- Brett Meisenheimer
- Darron Philips
- Kyle Meyer
- Kyle Meyer
- Roger Heymann
- Roger heymann

Appendix E: Supporting Documents

- staysafe_sub_agreement_v2.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

StaySafe Building Technology, Inc.

By

Kyle Meyer

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Roger Heymann

cfo

4/29/2022

Brett Meisenheimer

V.P.

4/29/2022

Kyle Meyer

CEO

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.